Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

April 17, 2015

Via E-mail

Mr. Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Green Plains Partners LP

Draft Registration Statement on Form S-1

Submitted March 6, 2015

CIK No. 0001635650

Dear Mr. Ingram:

Set forth below are the responses of Green Plains Partners LP, a Delaware limited partnership (“Green Plains,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated April 2, 2015 with respect to the confidentially submitted registration statement on Form S-1 (the “Registration Statement”). Each response below has been prepared and is being provided by Green Plains, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this letter, we have confidentially submitted through EDGAR our second draft of the Registration Statement (“Draft No. 2”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Draft No. 2 marked to show all changes made since the initial confidential submission of the Registration Statement.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Draft No. 2, unless otherwise indicated.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

Mr. Jay Ingram

United States Securities and Exchange Commission

April 17, 2015

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

We acknowledge the Staff’s comment and will supplementally provide the Staff with (a) any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that we will present to potential investors in reliance on Section 5(d) of the Securities Act, with a future amendment to the Registration Statement and (b) any research reports about us that are published or distributed in reliance on Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating in this offering, in each case as such written communication or publication becomes available. To date, however, neither we nor the underwriters have engaged in any such communications or publications.

2.	Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. Additionally, please note that disclosures in the sales literature should also be included in the prospectus and are required to present a balanced discussion of the risks and rewards of investing in the partnership. Refer to Part 19 of SEC Industry Guide 5.

Response:

We acknowledge that sales material is subject to the Staff’s review and comment. We confirm that no sales material will be given to any prospective investors in connection with the offering other than a preliminary prospectus.

We intend to conduct a “road show” in connection with the offering that will include a slide show presentation. Hard copies of the slide show presentation will not be distributed to prospective investors.

We may choose to reserve common units for sale under a directed unit program. If we provide a directed unit program, we will send materials to the participants at or after the time the preliminary prospectus is distributed.

3.	Regarding the registration rights that you have agreed to provide your parent, please disclose whether there are any maximum cash penalties under the partnership agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering common units, subordinated units or other partnership interests. Refer to ASC 825-20-50-1.

Mr. Jay Ingram

United States Securities and Exchange Commission

April 17, 2015

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 170 in response to the Staff’s comment to disclose that we do not anticipate that our partnership agreement will provide for any cash or additional penalties that may result from delays in registering the common units or other limited partner interests pursuant to the registration rights granted to our general partner and its affiliates.

Prospectus Summary, page 1

Overview, page 1

4.	You disclose on page 3 that you generated pro forma revenues, pro forma net income and Adjusted EBITDA of $86.4 million, $55.1 million and $59.8 million, respectively, for the year ended December 31, 2014. This disclosure gives too much prominence to these non-GAAP results. Please revise here and elsewhere throughout the filing, where you have only disclosed non-GAAP amounts, to also disclose the related GAAP amounts so your presentation is balanced between GAAP and non-GAAP amounts. See Item 10(e)(1)(i) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see our expanded disclosure on pages 3 and 115 to also provide our predecessor’s historical revenue and net income, each for the year ended December 31, 2014.

Competitive Strengths, page 5

5.	Please balance your disclosure here to clarify that your management team dedicates only a percentage of their time to your business.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see our revised disclosure on pages 6 and 117.

Risk Factors, page 10

6.	Please revise this section to include a brief discussion of the most material risks facing your operations and your proposed offering.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see our revised disclosure on page 10.

Mr. Jay Ingram

United States Securities and Exchange Commission

April 17, 2015

The Offering, page 14

Material U.S. Federal Income Tax Consequences, page 18

7.	Please revise your disclosure to include a brief discussion of the material tax consequences so that you are not solely cross-referencing to the more detailed discussion. Please also disclose the identity of counsel who is rendering the opinion at each place in the prospectus where you discuss the tax consequences of investing in your securities.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see our revised disclosure on page 19.

Risk Factors, page 22

Risks Related to our Business and Industry, page 22

Green Plains Trade may suspend, reduce or terminate its obligations under the commercial agreements with us in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders, page 26

8.	We note that the commercial agreements permits Green Plains Trade to suspend, reduce or terminate its obligations under the commercial agreements if there is a material breach of such agreement by you or if you are subject to certain force majeure events. Please revise this risk factor and your disclosures on page 123 to clarify whether there are any other events that would permit Green Plains Trade to suspend, reduce or terminate its obligations under the commercial agreements.

Response:

We acknowledge the Staff’s comment and note that we are currently negotiating the terms of those commercial agreements. Once the information is available, we will revise the disclosure in the Registration Statement to clarify whether there are any events other than a material breach of such agreement by us or if we are subject to certain force majeure events.

Our partnership agreement designates the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our unit holders, which limits with such unsuccessful action, page 44

9.	Please include a separate heading for your risk regarding unitholders obligation to reimburse you for any costs incurred in connection with an unsuccessful action.

Mr. Jay Ingram

United States Securities and Exchange Commission

April 17, 2015

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement to include a separate heading for unitholders’ obligation to reimburse Green Plains for any costs incurred in connection with an unsuccessful action. Please see our revised disclosure on page 45.

10.	Please revise this risk factor to include disclosure about how this provision could possibly discourage limited partner lawsuits that might otherwise benefit the partnership and its limited partners.

Response:

We acknowledge the Staff’s comment and have revised this risk factor to include disclosure about how this provision could possibly discourage limited partner lawsuits that might otherwise benefit the partnership and its limited partners. Please see our revised disclosure on page 45.

11.	Please revise this risk factor to disclose whether you intend to apply the provision to claims under the federal securities laws, including to any claims related to the current offering. If so, please also disclose that courts have not determined whether such provisions conflict with the federal securities laws.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see our revised disclosure on page 45.

Use of Proceeds, page 55

12.	We note that a portion of the proceeds will be used to repay term loan debt assumed from your parent. Please disclose the interest rate and maturity of the indebtedness. Please See Instruction 4 to Item 504 of Regulation S-K.

Response:

We acknowledge the Staff’s comment and no longer expect to assume the term loan debt from our parent in connection with the offering or repay such indebtedness with proceeds from this offering. We have revised the Registration Statement accordingly. Please see our revised disclosure on page 56.

Our Cash Distribution Policy and Restrictions on Distributions, page 58

13.	Please revise the table on page 62 to present pro forma basis for each quarter in the year ended December 31, 2014. Please also provide tabular disclosure for the projected information on page 66 presenting the next four fiscal quarters individually to demonstrate the projected minimum quarterly distributions for each period.

Mr. Jay Ingram

United States Securities and Exchange Commission

April 17, 2015

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see our revised disclosure on pages 64 and 67.

14.	We note your disclosure on page 74 that all cash distributed to unitholders will be characterized as either being paid from “operating surplus” or “capital surplus.” Please tell us what consideration you gave to disclosing your operating surplus and capital surplus for your most recent fiscal year and providing investors with an understanding as to how your operating surplus and capital surplus correlates to your estimated distributable cash flow measure.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement to provide investors with a description of how operating surplus and capital surplus correlate to pro forma distributable cash flow. Please see our revised disclosure on pages 63 and 95.

Selected Historical and Pro Forma Condensed Consolidated Financial and Operating Data, page 88

Non-GAAP Financial Measure, page 90

15.	We note your disclosure that you believe Adjusted EBITDA provides useful information to investors in assessing your financial condition and results of operations. You indicate that Adjusted EBITDA should not be considered an alternative to cash from operations or any measure of liquidity presented in accordance with GAAP. You also state Adjusted EBITDA has important limitations as an analytical tool because it excludes some items that affect cash from operations. Please note that the limitations of a performance measure should not address cash, cash requirements or liquidity. Please revise your disclosure here and elsewhere in the filing to address the limitations of Adjusted EBITDA as a performance measure. If you use Adjusted EBITDA as a liquidity measure in addition to a performance measure, revise your disclosure to also reconcile Adjusted EBITDA to the most directly comparable GAAP liquidity measure, cash provided by operating activities, and separately discuss the limitations of your non-GAAP measure as both performance and liquidity measures. Please also address your disclosure related to Adjusted EBITDA on page 93.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement to address the limitations of Adjusted EBITDA as a performance measure. Please see our revised disclosure on pages 91 and 94-95.

Mr. Jay Ingram

United States Securities and Exchange Commission

April 17, 2015

Adjusted EBITDA and Distributable Cash Flow, page 93

16.	We note that distributable cash flow is a non-GAAP measure. Regarding this non-GAAP measure, it is not clear how you have complied with the disclosure requirements set forth in Item 10(e)(1) of Regulation S-K. Your disclosure on page 93 indicates the GAAP measure most directly comparable to distributable cash flow is net cash provided by operating activities. As such, please enhance your disclosure to reconcile distributable cash flow to net cash provided by operating activities. In addition, distributable cash flow appears to be a liquidity measure. Please also revise your disclosure to separately discuss the limitations of distributable cash flow as a liquidity measure.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement to separately discuss the limitations of distributable cash flow as a liquidity measure. Please see our revised disclosure on pages 94-95.

We respectfully note that the term “distributable cash flow” is widely used by master limited partnerships (“MLPs”) to approximate the amount of revenue generated by an MLP that, when rendered to cash, will be available to be distributed by the MLP to its partners. Distributable cash flow is typically defined as EBITDA less maintenance capital expenditures and cash paid for interest or taxes, and is occasionally adjusted for other non-cash or non-recurring items. Because of the typical definition of EBITDA, distributable cash flow is effectively calculated as net income plus depreciation and non-cash interest and taxes, less maintenance capital expenditures. Most MLPs present distributable cash flow as a performance metric and reconcile only to net income (and EBITDA as an intermediate step in the reconciliation).

We believe presenting distributable cash flow computations based on adjustments to net income and EBITDA is an appropriate and useful presentation. We believe that EBITDA is a well-established measure among MLP investors that is used primarily to assess performance trends among different reporting periods, as well as to make performance comparisons with other MLPs. Moreover, the presentation of forecast and pro forma EBITDA and distributable cash flow in MLP initial public offering registration statements has been a well-established practice for many years and is familiar to MLP investors. We believe that significant departure from this practice would likely be confusing to investors. Furthermore, it is a metric that is typically tracked by the equity analyst community that follows and reports on MLPs.

Because we present distributable cash flow only on a pro forma and forecast basis, we have reconciled it only to pro forma net income and forecasted net income, respectively. We are unable to reconcile these amounts to pro forma or forecasted net cash provided by operating activities because we did not present a pro forma or forecasted statement of cash flows. Article 11 of Regulation S-X neither requires the presentation of a pro forma statement of cash flows nor

Mr. Jay Ingram

United States Securities and Exchange Commission

April 17, 2015

provides any guidance on preparing a pro forma statement of cash flows. If we were able to reconcile pro forma or forecasted distributable cash flow to net cash provided by operating activities, we would generally expect working capital changes and maintenance capital expenditures to be the primary differences between distributable cash flow and net cash provided by operating activities. In that regard, we respectfully note to the Staff that maintenance capital expenditures are separately presented in our pro forma and forecasted computations of distributable cash flow, and we do not expect working capital changes during the pro forma or forecasted periods to be significant. As a result, we believe that the pro forma and forecasted computations of distributable cash flow as presented in the Registration Statement under “Cash Distribution Policy and Restrictions on Distributions” are sufficiently clear to investors and not misleading, and are useful in demonstrating the ability of our business to generate cash sufficient to support the payment of the minimum quarterly distribution for the pro forma and forecast periods presented.

Following our initial public offering, we undertake to reconcile our actual distributable cash flow to both our actual net income and our actual net cash provided by operating activities for the corresponding periods when distributable cash flow is presented in future reports under the Exchange Act of 1934, as amended, and Securities Act registration statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 91

Capital Resources and Liquidity, page 99

17.	Please discuss in your liquidity section the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, your discussion should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. See the SEC Interpretive Release No. 33-8350.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see our revised disclosure on page 101.

Contractual Obligations, page 100

18.	Given the presentation of long-term debt on the face of your balance sheets, it is not clear why you have not included long-term debt and interest on long-term debt as separate line items within your contractual obligations table. Please revise or advise.

Mr. Jay Ingram

United States Securities and Exchange Commission

April 17, 2015

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement to include the long-term debt shown on the face of our balance sheet and related interest on such long-term debt in contractual obligations table. Please see our revised disclosure on page 102.

Certain Relationships and Related Party Transactions, page 135

General

19.	Please revise your disclosure to include the information required by Item 404 of Regulation S-K with respect to your assumption of debt from your parent, as discussed on page 55.

Response:

We acknowledge the Staff’s comment and no longer expect to assume the term loan debt from our parent in connection with the offering or repay such indebtedness with proceeds from this offering. We have revised the Registration Statement accordingly.

Reimbursement of Partnership Litigation Costs, page 166

20.	Please expand your disclosure regarding the fee-shifting provision to clarify the following:

•	The meaning of the phrase “substantially achieves, in substance and amount,”

•	the parties who may be responsible for paying fees, costs and expenses under the provision, including the parties who could be deemed to initiate or assert a claim on behalf of a current or prior limited partner, and

•	the parties who may be allowed to recover their fees and expenses, including the parties who could be deemed to be an “affiliate” in this context.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see our revised disclosure on page 168.

Unaudited Pro Forma Consolidated Financial Statements, page F-2

21.	When you complete the pro forma financial statements, please enhance your disclosure to show precisely how you arrived at each adjustment amount in a note to the pro forma financial statements. This note should include a discussion of any significant assumptions and estimates used to arrive at these amounts. We may have further comments once the additional disclosures are provided.

Mr. Jay Ingram

United States Securities and Exchange Commission

April 17, 2015

Response:

We acknowledge the Staff’s comment and, once we have completed the pro forma financial statements, we will enhance our disclosure to show precisely how we arrived at each adjustment amount in a note to the pro forma financial statements.

22.	Please present on the face of your pro forma statement of operations historical and pro forma basic and diluted net income per unit data. See Rule 11-02(b)(7) of Regulation S-X. Please ensure you address the following:

•	Please disclose how many offering units were included in your computation and how many were excluded and explain why; and

•	Please ensure your disclosures clearly show how you computed your pro forma net income per unit amounts, including the income amounts allocated to different unitholders.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see our revised disclosure on pages F-4 and F-6.

BlendStar LLC Financial Statements, page F-7

Note 11. Related Party Transactions, page F-20

23.	We note that Green Plains provides a variety of services such as general accounting and finance, payroll and human resources, information technology, legal and communications, and treasury and cash management activities. Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. Please specifically disclose the allocation method used for each material type of cost allocated. Refer to SAB Topic 1:B.1.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see our revised disclosure on page F-20.

Exhibits, page II-2

24.	Please include a form of your operational services and secondment agreement as an exhibit.

Mr. Jay Ingram

United States Securities and Exchange Commission

April 17, 2015

Response:

We will file all omitted exhibits with sufficient time for Staff review, including our operational services and secondment agreement.

Please direct any questions or comments regarding the foregoing to the undersigned at (713) 220-4360.

Sincerely,

/s/ G. Michael O’Leary
G. Michael O’Leary

cc:	Michelle Mapes, Green Plains Inc.

Ryan Maierson, Latham & Watkins LLP